Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	03/12/04
Re:	Exemption No: 82-5037	**Pages:**	3

SUPPL

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

04010548

dlw 3/15

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX. (306) 569-4708

Exemption #: 82-5037

March 12, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated March 12, 2004, regarding the Pool moving to exit the Pork business. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Executive Vice President, Finance & Chief Financial Officer

Attachment

POOL

Saskatchewan Wheat Pool

For Immediate Release
Date March 12, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL MOVING TO EXIT PORK BUSINESS

Saskatchewan Wheat Pool announced today that it intends to exit the pork industry and divest of its interests in that sector.

The Pool owns three hog operations in Saskatchewan and is the majority shareholder in four community-owned barns. In fiscal 2003, these pork operations marketed 360,000 hogs in total.

"The pork industry has been under significant pressure for some time, primarily the result of the prolonged cyclical downturn, the strengthening Canadian dollar and increased domestic consumption of beef in response to BSE," Pool CFO Wayne Cheeseman noted. "As the Pool has indicated in the past, we see our investment in the pork businesses as non-core . As such, we are not willing to continue to absorb the losses and accept the business risk while we wait the industry cycle out."

The Pool is actively engaged in a divestiture process and hopes to conclude that process over the next few months.

The hog projects, constructed between 1998 and 2000, are farrow-to-finish operations and typically consist of clusters of production-specific barns, through which the hogs are moved as they are born, weaned and raised to market weight.

"The Pool, through its investment in these pork businesses, helped to diversify the agricultural economy and stimulate local investment and employment," Cheeseman noted. "However, our focus is now on our core operations and it is important that we devote all of our resources to maximizing competitive opportunities for those businesses."

The Pool will be announcing its second quarter results in late March and, at that time, expects to record a write-down of its investment in the pork industry.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

-30-

<u>**For more information:**</u>

Media
Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Investors
Colleen Vancha
306-569-4782
Investor Relations and Communications
Saskatchewan Wheat Pool